August 4, 2017
MINEBEA MITSUMI Inc.

Supplementary Financial Data
for the First Quarter of Fiscal Year ending March 31, 2018

1. Consolidated Results of Operations
	Fiscal year ended Mar. '17					FY ending Mar. '18	%Change
(Millions of yen)	1Q	2Q	3Q	4Q *3	Full Year *3	1Q	Q/Q *1	Y/Y *2 *3
Net sales	120,288	154,844	167,375	196,418	638,926	193,204	-1.6%	+60.6%
Operating income	6,971	11,623	16,120	14,300	49,015	17,062	+19.3%	+144.7%
Ordinary income	7,255	11,659	15,857	13,621	48,393	17,372	+27.5%	+139.4%
Income attributable to owners of the parent	3,176	9,568	12,167	16,233	41,146	14,181	-12.6%	+346.5%
Net income per share (yen)	8.48	25.52	32.44	39.65	107.33	33.49	-15.5%	+294.9%
Diluted net income per share (yen)	8.12	24.94	31.94	38.15	105.64	32.70	-14.3%	+302.7%

2. Consolidated Sales and Operating Income by Segments
	Fiscal year ended Mar. '17					FY ending Mar. '18	%Change
(Millions of yen)	1Q	2Q	3Q	4Q *3	Full Year *3	1Q	Q/Q *1	Y/Y *2 *3
Machined components	39,207	37,259	38,523	41,319	156,310	40,626	-1.7%	+3.6%
Electronic devices and components	80,911	117,442	128,653	114,607	441,615	104,362	-8.9%	+29.0%
MITSUMI business	-	-	-	40,342	40,342	48,050	+19.1%	-
Other	169	142	198	147	658	164	+11.6%	-2.8%
Adjustment	-	-	-	-	-	-	-	-
Total sales	120,288	154,844	167,375	196,418	638,926	193,204	-1.6%	+60.6%
Machined components	10,401	9,123	9,509	10,112	39,147	10,398	+2.8%	-0.0%
Electronic devices and components	432	6,420	9,439	5,605	21,898	6,847	+22.2%	-
MITSUMI business	-	-	-	2,315	2,315	3,800	+64.1%	-
Other	-16	-36	-50	-17	-120	-183	-	-
Adjustment	-3,846	-3,884	-2,778	-3,715	-14,223	-3,801	-	-
Total operating income	6,971	11,623	16,120	14,300	49,015	17,062	+19.3%	+144.7%

3. Forecast for the Fiscal Year ending March 31, 2018
	Fiscal year ending Mar. '18			Full Year ended Mar. '17	%Change Y/Y Full Year	Forecast for the 1H ending Mar. '18	Forecast for the 2H ending Mar. '18 *4
(Millions of yen)	Previous f'cast (A)	New f'cast (B)	New vs. previous (B/A)
Net sales	750,000	810,000	+8.0%	638,926	+26.8%	436,400	373,600
Operating income	56,000	67,000	+19.6%	49,015	+36.7%	37,300	29,700
Ordinary income	55,000	66,000	+20.0%	48,393	+36.4%	36,800	29,200
Net income attributable to owners of the parent	41,500	50,800	+22.4%	41,146	+23.5%	28,700	22,100
Net income per share (yen)	98.03	119.97	+22.4%	107.33	+11.8%	67.78	52.20

4. Forecast for the Consolidated Sales and Operating Income by Segments
	Fiscal year ending Mar. '18			Full Year ended Mar. '17	%Change Y/Y Full Year	Forecast for the 1H ending Mar. '18	Forecast for the 2H ending Mar. '18 *4
(Millions of yen)	Previous f'cast (A)	New f'cast (B)	New vs. previous (B/A)
Machined components	161,000	162,700	+1.1%	156,310	+4.1%	81,900	80,800
Electronic devices and components	397,000	440,000	+10.8%	441,615	-0.4%	245,500	194,500
MITSUMI business	191,200	206,600	+8.1%	40,342	+412.1%	108,700	97,900
Other	800	700	-12.5%	658	+6.4%	300	400
Adjustment	-	-	-	-	-	-	-
Total sales	750,000	810,000	+8.0%	638,926	+26.8%	436,400	373,600
Machined components	41,000	41,900	+2.2%	39,147	+7.0%	21,000	20,900
Electronic devices and components	22,000	27,300	+24.1%	21,898	+24.7%	15,900	11,400
MITSUMI business	10,000	14,600	+46.0%	2,315	+530.7%	9,000	5,600
Other	-400	-500	-	-120	-	-300	-200
Adjustment	-16,600	-16,300	-	-14,223	-	-8,300	-8,000
Total operating income	56,000	67,000	+19.6%	49,015	+36.7%	37,300	29,700

5. Capital Expenditure, Depreciation and Amortization, Research and Development Expenses
		Fiscal year ended Mar. '17					FY ending Mar. '18	Forecast for the FY ending Mar. '18 *5
	(Millions of yen)	1Q	2Q	3Q	4Q *3	Full Year *3	1Q
Capital expenditure		5,506	6,737	10,064	9,538	31,847	10,651	44,000
Depreciation and amortization		7,374	6,869	6,628	7,292	28,164	7,218	33,000
Research and development expenses		2,675	2,618	2,547	4,505	12,347	5,498	22,000

6. Exchange Rates
		Fiscal year ended Mar. '17					FY ending Mar. '18	Assumption for the 2Q ending Mar. '18 *6	Assumption for the 2H ending Mar. '18 *6
	(Yen)	1Q	2Q	3Q	4Q	Full Year	1Q
US$	PL	111.12	103.50	106.13	114.29	108.76	111.48	105.00	105.00
	BS	102.91	101.12	116.49	112.19	112.19	112.00	105.00	105.00
EURO	PL	125.16	115.00	116.04	121.14	119.34	121.53	115.00	115.00
	BS	114.39	113.36	122.70	119.79	119.79	127.97	115.00	115.00
THAI BAHT	PL	3.14	2.97	3.02	3.24	3.09	3.24	3.06	3.06
	BS	2.93	2.91	3.24	3.26	3.26	3.29	3.06	3.06
RMB	PL	17.03	15.52	15.62	16.54	16.18	16.18	16.00	16.00
	BS	15.47	15.16	16.74	16.26	16.26	16.48	16.00	16.00

*1 1Q % change Q/Q: 1Q in comparison with 4Q of the previous fiscal year.
*2 1Q % change Y/Y: 1Q in comparison with 1Q of the previous fiscal year.
*3 We have started to consolidate MITSUMI ELECTRIC CO., LTD. from January 27, 2017.
*4 Forecast for the second half was announced on May 9, 2017.
*5 Forecast for the fiscal year was announced on May 9, 2017.
*6 Forecast and assumption for the 2Q and the second half were announced on May 9, 2017.